APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

WICKED GOOD FOOD LLC
Balance Sheet - unaudited
For the period ended 7/31/2019

	Current Period
	31-Jul-19
ASSETS	
Total Current Assets	$0
Total Fixed Assets	$0
TOTAL ASSETS	**$0**
LIABILITIES	
Total Current Liabilities	$0
Total Long-Term Liabilities	$0
EQUITY	
Total Equity	$0
TOTAL LIABILITIES & EQUITY	**$0**

Todd Snopkowski

I, _____, certify that:

(1) The financial statements of Wicked Good Food, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Wicked Good Food, LLC have not been included in this Form as Wicked Good Food, LLC was formed on August 12, 2019 and has not filed a tax return to date.

DocuSigned by:

Signature: *Todd Snopkowski*

161DC15E7A5149F...

Name: Todd Snopkowski

Title: CEO